Mail Stop 4561

April 16, 2009

Via U.S. Mail and Facsimile 301.998.3730

Mr. Andrew P. Blocher
Senior Vice President and Chief Financial Officer
Federal Realty Investment Trust
1626 East Jefferson Street
Rockville, MD 20852

> **Re:** **Federal Realty Investment Trust**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 1-07533**

Dear Mr. Blocher:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief